Richard P. Cunningham, Jr. Direct Dial: 804.525.1795 Direct Fax: 804.525.1796 rcunningham@kv-legal.com

November 2, 2012

VIA EDGAR and FedEx Overnight

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Enhanced Multifamily Trust, Inc.
Registration Statement on Form S-11
Commission File No. 333-184006

Dear Ms. Gowetski:

This letter is submitted on behalf of our client, Bluerock Enhanced Multifamily Trust, Inc. (the “Company”), in response to written comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated October 15, 2012 with respect to the Company’s Registration Statement on Form S-11 filed with the Commission on September 20, 2012 (“Form S-11”). For your convenience, we have reproduced the comments below, followed by our responses. The Company has provided the additional disclosures requested by the Staff in the Company’s Amendment No. 1 to Form S-11 filed on November 2, 2012 (“Amendment No. 1”).

Selected Financial Data, page 69

Information Regarding Dilution, page 74

1.	Please refer to Item 506 of Regulation S-K and update your disclosure in this section. For example purposes only, please revise to provide the net tangible book value per share before and after the distribution, the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered, and the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 2, 2012

Response: The Company has added the following bold, underlined language to Amendment No. 1 in the section entitled “Information Regarding Dilution” on page 78 of the Company’s prospectus:

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net value for in-place leases and loan costs net of amortization) minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our initial public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers.

As of June 30, 2012, our net tangible book value per share was $4.69. To the extent we are able to raise substantial additional proceeds in this follow-on offering, the liabilities that cause dilution in the value of our common stock are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. The offering price of shares under the primary portion of our follow-on offering (ignoring purchase price discounts for certain categories of purchasers) is $10.00. After giving effect to (i) the sale of our common stock in the follow-on offering, and (ii) the deduction of selling commissions, dealer manager fee and issuer organization and offering costs, the pro forma net tangible book value as of June 30, 2012 would have been $450.7 million, or $8.72 per share of common stock. This amount represents an immediate dilution in pro forma net tangible book value of $1.28 per share of common stock to purchasers in the follow-on offering. The following table illustrates this per share dilution:

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 2, 2012

Follow-on public offering price		$10.00

Pro forma net tangible book value before the offering(1)	$4.69
Increase in pro forma net tangible book value attributable to the offering	$5.31

Pro forma net tangible book value after the offering(2)		$8.72

Dilution in pro forma net tangible book value to new investors(3)		$1.28

(1)	Net tangible book value per share of common stock before the offering is as of June 30, 2012.

(2)	Based on pro forma net tangible book value of approximately $450.7 million divided by the sum of (1) 1,689,327 shares of our common stock outstanding as of June 30, 2012, plus (2) 50,000,000 shares of common stock issued pursuant to the follow-on offering (not including shares issued pursuant to our distribution reinvestment plan).

(3)	Dilution is determined by subtracting pro forma net tangible book value per share of common stock after giving effect to the follow-on offering from the public offering price for a share of common stock in the follow-on offering.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Share Repurchase Plan, page 101

2.	We note your disclosure that during the year ended December 31, 2011 you redeemed $63,334 of common stock. Please expand your disclosure regarding redemptions to include the (a) number of redemption requests received, (b) number of requests honored, (c) number of requests deferred or rejected, (d) source of funds and (e) average price per security for redemption requests honored.

Response: The Company has added the following disclosure to Amendment No. 1 in the section entitled “Share Repurchase Plan” on page 106 of the Company’s prospectus, which replaces in its entirety the paragraph containing the disclosure indicated by the Commission:

During the year ended December 31, 2011, the Company redeemed $63,334 of common stock as a result of redemption requests. Proceeds from our distribution reinvestment plan for the year ended December 31, 2010 were $63,334, which under our share redemption plan established the maximum amount of redemption requests we may satisfy for the year ended December 31, 2011, subject to exceptional circumstances as determined by our board of directors. We received a total of four redemption requests during this period, two of which were honored and two of which were deferred. Of the two redemption requests which were honored, one request in the amount of $15,000 was fully honored at a price of $10.00 per share, and the second request in the amount of $83,250 was partially honored in the amount of $48,334 at a price of $9.25 per share. The remainder of the second request in the amount of $34,915 was paid in 2012. The two remaining requests, in the amounts of $145,544 and $11,563, were deferred until 2012. All funds for the payment of the foregoing share redemption requests were derived from the proceeds of our distribution reinvestment plan.

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 2, 2012

During the six months ended June 30, 2012, the Company redeemed $212,767 of common stock as a result of redemption requests. Proceeds from our distribution reinvestment plan for the year ended December 31, 2011 were $212,767, which under our share redemption plan establishes the maximum amount of redemption requests we may satisfy during the year ended December 31, 2012, subject to exceptional circumstances as determined by our board of directors. As of June 30, 2012, we received a total of five redemption requests during the six month period ended June 30, 2012, not including the partial and wholly deferred redemption requests from the year ended December 31, 2011, as discussed above. We honored the deferred redemption requests in full. Of the remaining five redemption requests, we honored a total of 19,425 shares aggregating $177,851, and deferred the remaining redemption requests with respect to 5,926 shares. The average redemption price for the fulfilled redemptions during the six months ended June 30, 2012 was $9.16 per share. Funds for the payment of redemption requests were derived from the proceeds of our distribution reinvestment plan. We do not expect to be able to fulfill redemption requests during the remainder of 2012, except in exceptional circumstances as determined by our board of directors. As the Company receives additional share redemption requests, such shares will be queued for repurchase in 2013 in accordance with the terms of the share repurchase plan and subject to the funds available from the sale of shares under our dividend reinvestment plan during 2012.

Other revisions to Amendment No. 1 have been made to address (1) updates in the Company’s business since September 20, 2012, (2) comments received from the Financial Industry Regulatory Authority, Inc. in its review of the underwriting compensation terms of the follow-on offering, (3) comments received from various state securities authorities reviewing the follow-on offering, and (4) minor grammatical and syntactical corrections.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 2, 2012

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

cc:	Sandra B. Hunter
R. Ramin Kamfar